AGREEMENT OF PURCHASE & SALE
DRAKE/WOODRUSH AREA, BRITISH COLUMBIA

THIS AGREEMENT made effective the 3rd day of July, 2014.

AMONG:

[REDACTED – NAME OF PARTY], a limited liability corporation having an office and carrying on business in [Redacted – Address of Party] (“[Redacted – Name of Party]”)

OF THE FIRST PART

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[REDACTED – NAME OF PARTY], an individual resident in [Redacted – Address of Party] (“[Redacted – Name of Party]”)

OF THE SECOND PART

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[REDACTED – NAME OF PARTY], a body corporate having an office and carrying on business in [Redacted – Address of Party] (“[Redacted – Name of Party]”)

OF THE THIRD PART

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[REDACTED – NAME OF PARTY], a limited partnership formed under the laws of Alberta and having an office and carrying on business in [Redacted – Address of Party] (“[Redacted – Name of Party]”)

OF THE FOURTH PART

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[REDACTED – NAME OF PARTY], a limited partnership formed under the laws of Alberta and having an office and carrying on business in [Redacted – Address of Party] (“[Redacted – Name of Party]”)

OF THE FIFTH PART

(collectively, [Redacted – Name of Parties], hereinafter referred to as the “Vendors”)

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DEJOUR ENERGY (ALBERTA) LTD., a body corporate having an office and carrying on business in the City of Vancouver, in the Province of British Columbia, Canada (hereinafter referred to as the “Purchaser”)

OF THE SIXTH PART

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DEJOUR ENERGY INC., a body corporate having an office and carrying on business in the City of Vancouver, in the Province of British Columbia, Canada (hereinafter referred to as the “Parent”)

OF THE SEVENTH PART

WHEREAS the Vendors wish to sell the Assets to the Purchaser and the Purchaser wishes to purchase the Assets from the Vendors subject to and in accordance with the terms and conditions hereof;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises, mutual covenants, agreements and warranties hereinafter set forth and contained, the parties hereto respectively covenant and agree as follows:

1.        Definitions

            In this Agreement, including the recitals, this section and the schedules attached hereto, unless the context otherwise requires, or unless otherwise defined herein, the following words and phrases shall have the following meanings:

(a)	“Act” means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

(b)	“this Agreement”, “herein”, “hereto”, “hereof” and similar expressions refer to this agreement to purchase and sale as amended from time to time;

(c)

“Assets” means, collectively, the Vendors’ entire right, title, estate and interest (whether contingent, legal or beneficial) in and to the Petroleum and Natural Gas Rights, the Miscellaneous Interests and the Tangibles;

(d)	“Closing” means the transfer by the Vendors to the Purchaser of the Assets and the payment by the Purchaser to the Vendors of the Purchase Price;

(e)	“Closing Date” means the latest to occur of: (i) 10:00 a.m., Vancouver time, on Thursday, July 3, 2014 or (ii) such other date or time as may be mutually agreed to by the parties hereto;

(f)	“Dollar” and “$” mean a dollar of lawful money of Canada;

(g)	“Effective Date” means 10:00 a.m., Vancouver time, on June 1, 2014;

(h)

“Lands” means the lands described in Schedule “A” and includes all Petroleum Substances within, upon or under those lands, together with the right to explore for and recover them, to the extent those rights are granted by the Leases;

(i)

“Leases” means collectively the leases, reservations, permits, licences, certificates of title or other documents of title set forth and described in Schedule “A” by virtue of which the holder thereof is entitled to drill for, win, own and/or remove Petroleum Substances within, upon or under all or any part of the Lands;

(j)

“Miscellaneous Interests” means the entire right, title, estate and interest of the Vendors in all property, assets and rights, other than the Petroleum and Natural Gas Rights and the Tangibles, relating to the Petroleum and Natural Gas Rights or the Tangibles of both of them, including without limitation:

	(i)	all Title and Operating Documents relating directly to the Petroleum and Natural Gas Rights and the Tangibles and any rights in relation thereto;

(ii)

all non-interpretative production, engineering and other information relating directly to the Petroleum and Natural Gas Rights, the Lands and the Tangibles which is prepared for all the working interest, royalty interest or unit owners;

	(iii)	all subsisting rights to enter upon, use and occupy the surface of any of the Lands, any lands with which the same have been pooled and any lands upon which the Tangibles are located;

(iv)

all subsisting rights to carry out operations on the Lands, any lands with which the same have been pooled and any lands upon which the Tangibles are located, including well licences, rights of way, crossing rights and easements;

	(v)	the Wells, including without limitation, the wellbores and all casing therein; and

	(vi)	all rights of the Vendors under all agreements for the sale of Petroleum Substances from the Lands or lands pooled therewith;

(k)	“Permitted Encumbrances” means, as of a particular time:

	(i)	liens for taxes, assessments and governmental charges which are not due at such time;

(ii)

liens incurred or created in the ordinary course of business as security in favour of the person who is conducting the development or operation of the property to which such liens relate for the Vendors’ proportionate share of the costs and expenses of such development or operation;

(iii)	mechanics’, builders’ and materialmen’s liens in respect of services rendered or goods supplied for which payment is not at the time due;

(iv)

easements, rights of way, servitudes and other similar rights in land (including, without limitation, rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables) which do not materially impair the use of the assets;

(v)

the right reserved to or vested in any municipality or government or other public authority by the terms of any lease, licence, franchise, grant or permit or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)

the right reserved to or vested in any governmental authority to levy taxes, assessments or other charges on minerals or the income therefrom and governmental requirements and limitations of general application as to production rates on the operations of any property;

(vii)	the reservations, limitations, provisos and conditions in any original grants from the Crown of any of the Lands or interests therein and statutory exceptions to title;

(viii)	all royalty burdens, net profit interests, liens, adverse claims, penalties, reductions in interests and other encumbrances and other claims of Third Parties listed on Schedule “A” hereto; and

(ix)	the terms and conditions of the Leases and the Title and Operating Documents;

(l)

“Petroleum and Natural Gas Rights” means all of the Vendors’ entire right, title, estate and interest (whether contingent, legal or beneficial) in and to the Lands and Leases, including without limitation the working interests, royalty interests and other interests of the Vendors as described in Schedule “A” in and to and in respect of the Leases and the Lands subject to all royalty burdens, liens, adverse claims, penalties, reductions in interests and other encumbrances as described in Schedule “A”;

(m)

“Petroleum Substances” means petroleum, natural gas and all related hydrocarbons (including, without limitation, liquid hydrocarbons) and all other substances, whether liquid, gaseous or solid and whether hydrocarbon or not (except coal but including sulphur) produced in association with such petroleum, natural gas or related hydrocarbons;

(n)	“Place of Closing” means the office of the Purchaser or the Purchaser’s legal counsel, or as otherwise agreed to by the parties hereto;

(o)	“Purchase Price” has the meaning ascribed thereto in section 4;

(p)	“Security Interests” means security interests in the Assets granted by the Vendors whether by way of mortgage, deed of trust, section 426 (Bank Act (Canada)) assignment or otherwise;

(q)	“Tangibles” means:

(i)

all of the Vendors’ interest in equipment used or intended for use in producing Petroleum Substances from the Wells and in gathering, treating, processing, compressing or storing such Petroleum Substances, and other operations relating to (as applicable) Petroleum and Natural Gas Rights, Leases or Lands, including, without limitation, wellheads, production tubing, pumps, pumpjacks, generators, separators, treaters, dehydrators, compressors, storage tanks, batteries, flowlines and meters;

(r)	“Title and Operating Documents” means:

(i) the documents, instruments and agreements pursuant to which the title of the Vendors to the Assets is derived, including leases, licences, sale agreements and farmin agreements; and

(ii)

agreements entered into in the ordinary course of the oil and gas business pertaining to the ownership or operation of the Assets or pertaining to the Petroleum Substances produced from the Lands or lands pooled therewith, including, without limitation, farmout agreements, operating agreements, pooling agreements, royalty agreements, gas processing agreements, crude oil purchase contracts, common stream agreements, natural gas transportation contracts and agreements; and

(s)

“Wells” means all producing, shut-in, suspended or abandoned wells, capped wells, located on the Lands in which the Vendors have an interest, including without limitation the Wells identified on Schedule “B”.

2.	Interpretation

(a)	The following schedules are attached to and form part of this Agreement:

Schedule “A” -	Land Schedule

Schedule “B” -	Wells

(b)	The headings of the sections of this Agreement are inserted for convenience of reference only and shall not affect the meaning, interpretation or construction thereof;

(c)

Whenever the singular or masculine or neuter is used in this Agreement, the same shall be construed as meaning plural or feminine or referring to a body politic or corporate, and vice versa, as the context requires;

(d)

Except as otherwise provided for herein, “this Agreement”, “hereto”, “herein”, “hereof”, “hereby”, “hereunder” and similar expressions refer to this Agreement and not to any particular section, subsection, paragraph, subparagraph, section, subsection or other portion hereof;

(e)

If any term or condition, whether express or implied, of a schedule hereto conflicts with or is at variance with any term or condition of the main body of this Agreement, the main body of this Agreement shall prevail;

(f)

“Including” or “including without limitation” when used before a specific item or list of items in relation to a previous general description means “including, without limiting the generality of the foregoing”;

(g)

The knowledge or awareness of the Vendors herein consists of the actual knowledge or awareness of its current officers and employees who are responsible for the matter in question in the course of their normal duties (other than those employees employed in the field who do not have management responsibilities), after reasonable inquiry of the Vendor’s applicable files and records. For these purposes, knowledge and awareness do not include the knowledge of any third party or constructive knowledge. The Vendors do not have any obligation to make inquiry of third parties or the files and records of any third party or public authority in connection with representations and warranties that are made to its knowledge or awareness.

3.        Sale and Purchase

            In accordance with the terms and conditions of this Agreement, for the consideration provided for herein, the Vendors shall sell, assign, transfer, convey and set over to the Purchaser, and the Purchaser shall purchase and accept directly from the Vendors, the Assets.

4.        Purchase Price and Payment of the Purchase Price

            The aggregate purchase price (“Purchase Price”) to be paid by the Purchaser to the Vendors for the Assets shall be One Million, Nine Hundred and Thirty-Nine Thousand, Two Hundred Canadian Dollars ($1,939,200.00), subject to section 9 and the adjustments as provided for in this Agreement.

            The Purchase Price shall be payable to the Vendors at the Place of Closing on the Closing Date. The Purchaser shall satisfy the Purchase Price in full by the issue and delivery to the Vendors of certificates representing a total of 9,600,000 common shares of the Parent (“the “Consideration Shares”), registered in the name or otherwise as directed by each Vendor, issued at a deemed price of Cdn$0.202 per common share, subject only to the restrictions on trading imposed by applicable Canadian securities laws and the Toronto Stock Exchange. The Consideration Shares shall be allocated among the Vendors as follows:

(i)	[Redacted – Name of Party]	2,400,000 common shares
(ii)	[Redacted – Name of Party]	1,200,000 common shares
(iii)	[Redacted – Name of Party]	2,000,000 common shares
(iv)	[Redacted – Name of Party]	4,000,000 common shares
	Total	9,600,000 common shares

5.	Allocation of Purchase Price

	(a)	Subject to section 9, the Purchase Price shall be allocated among the Assets as follows:

(i)	to the Petroleum and Natural Gas Rights $1,357,439.00

(ii)	to the Tangibles $581,760.00

(iii)	to the Miscellaneous Interests $1.00

The amount allocated to the Petroleum and Natural Gas Rights in this section 5 shall be increased by an amount equal to the amount paid by the Purchaser to the Vendors pursuant to sections 5 and 9 and decreased by the amount paid by the Vendors to the Purchaser pursuant to section 9.

(b)

The Purchase Price does not include GST. The Purchaser shall pay to the Vendors all GST as provided for in the Excise Tax Act (Canada), as amended, or any successor or parallel provincial or federal legislation that imposes a tax hereunder. For greater certainty, any such goods and services tax will not form any component of the Purchase Price payable under this Agreement and shall be for the benefit of the Purchaser when filing for the GST input tax credit. For purposes of this Agreement, the GST is payable at the rate of 5% and is equal to the amount of Ninety-Six Thousand, Nine Hundred and Sixty Canadian Dollars ($96,960.00). Each party represents that it holds a valid GST Registration Account Number at the Date of Closing that will be provided to the Purchaser upon request.

6.        Taxes

            If any one of the Vendors, as agent of any governmental authority, is required to collect from the Purchaser any sales tax or similar assessment imposed by such governmental authority in respect of any of the Assets, or the sale thereof, then the Purchaser shall pay the amount of any such tax or assessment to the Vendors at Closing and the Vendors shall remit those amounts to the appropriate governmental authority in the manner required by law. Notwithstanding anything else herein contained, it is understood and agreed that the Purchaser shall remain liable for any and all increases in such taxes and assessments which may result.

            For greater certainty, the Purchaser shall be liable for and shall pay any and all land transfer taxes, federal or provincial sales takes and all other taxes, duties or other similar charges properly payable upon and in connection with the conveyance and transfer of the Assets by the Vendors to the Purchaser and the Purchaser shall be responsible for all recording charges and registration fees payable in connection therewith.

7.        Section 85 Election

            After the adjustments are completed, if any, pursuant to section 9 and in any event prior to June 30, 2014, if requested by the Purchaser, the parties will agree to elect jointly under subsection 85(1) of the Act, in the prescribed form set out in the Act and shall therein agree with respect to the transfer of the Assets, that the “Elected Amount” (as hereinafter described) shall be determined by the Vendors subject to the limits prescribed by the Act. In no event shall the Elected Amount be less than the lesser of the cost amount (as such term is defined in the Act) of the Assets to the Vendors and the fair market value thereof as at the Closing Date, provided that if the Elected Amount as determined for the Assets would otherwise be less than $1.00, the Elected Amount of the Assets shall be $1.00.

8.        Purchaser’s Examination

            Without derogating from the representations and warranties of the Vendors in section 16, the Purchaser acknowledges that it has made its own estimate and appraisal of the extent and value of the reserves of the Petroleum Substances attributable to the Lands and lands pooled therewith and will, prior to Closing, have made its own examination of the Vendors’ title thereto.

9.        Adjustments

(a)

Subject to Closing and other provisions of this section 9, all benefits and obligations of every kind and nature relating to the operation of the Assets accruing, payable or paid and accrued, received or receivable in respect of the Assets, including, without limitation, maintenance, development, capital and operating costs, the proceeds from the sale of production, water disposal and processing and transportation fees shall be apportioned between the Vendors and the Purchaser as of the Effective Date;

(b)

Rentals paid by the Vendors to preserve the Leases, freehold mineral tax and property taxes, whether paid during or relating to a period before or after the Effective Date, shall be apportioned between the Vendors and the Purchaser as of the Effective Date on per diem basis;

(c)

In making adjustments pursuant to this section 9, the Vendors shall be entitled to a credit for all cash call advances, operating funds and similar advances to operators in respect of the Assets which stand to the credit of the Vendors at the Closing Date and which are assigned to the Purchaser at the Closing;

(d)

An interim accounting and adjustment pursuant to this section 9 on a cash basis shall be carried out by the Vendors at Closing and shall account for any accounts payable owed by the Vendors to the Purchaser as operator of the Assets;

(e)

The Vendors shall pay to the Purchaser all revenues received less applicable royalties, expenses and all other deductions paid for the period from and after the Effective Date on the later of the Closing Date or 10 days after each receipt of such revenue, failing which the Vendors shall pay interest thereon to the Purchaser at the Prime Rate until such net revenue is paid to the Purchaser;

(f)

An accounting and adjustment of all charges and credits to be adjusted between the Vendors and the Purchaser shall be carried out within 120 days following the Closing Date. The Purchaser shall pay to the Vendors, or the Vendors shall pay to the Purchaser, as the case may be, the net amount owing as specified in the final accounting and adjustment within 30 days of completion of the accounting and adjustment. Any adjustments occurring more than 120 days after the Closing Date (including, without limitation, any variances in items in respect of which adjustments were previously made which are required because of errors established by joint venture or similar audits after the Closing Date) shall be adjusted as they occur and payment shall be made with respect thereto within 30 days of each such adjustment being agreed upon;

(g)

Subject to paragraph 9(i) hereof, no adjustment shall be made pursuant to this section 9 more than 12 months after the Closing Date, except in respect of items notice of which, containing reasonable particulars. has been given by one party to the other within 12 months from the Closing Date;

(h)	Accounting or adjustments resulting from joint venture or royalty audits for the Assets relating to the period prior to the Effective Date:

	(i)	for which audit enquiries are outstanding as at the Closing Date, or

(ii)

that occur after Closing Date but not later than two years after Closing Date in the case of joint venture audits or in the case of Crown royalty audits shall be made as they occur and payment for them shall be made within thirty (30) days of each adjustment and should be made by the Purchaser to the Vendors, or vice versa, as the case may be. If as a result of any such audit, a party pays or receives an amount for which the other is liable or to which it is entitled under this section, the party paying or receiving the amounts shall be entitled to or liable for, or the case may be, interest thereon at the Prime Rate from thirty (30) days of receipt of the notice until the adjustment is complete.

10.      Transfer of Assets

            Possession, risk and beneficial ownership of the Assets shall transfer from the Vendor, to the Purchaser on the Closing Date.

11.      Closing

            Closing shall take place at the Place of Closing on the Closing Date.

12.	Maintenance

	(a)	Until the Closing Date, the Vendors shall, to the extent that the nature of its interest permits, and subject to the Title and Operating Documents and all other agreements applicable to the Assets:

		(i)	maintain the Assets in a proper and prudent manner in accordance with generally accepted oil, gas and engineering practices;

		(ii)	pay or cause to be paid all costs and expenses relating to the Assets which become due prior to the Closing Date; and

		(iii)	perform and comply with all covenants and conditions contained in the Leases, the Title and Operating Documents and all other agreements relating to the Assets.

	(b)	Notwithstanding subsection (a), the Vendors shall not, following the date hereof, without the written consent of the Purchaser:

(i)

make any commitment or propose, initiate or authorize any capital expenditure with respect to the Assets of which the Vendors’ share is in excess of $10,000, except in case of an emergency or in respect of amounts which the Vendors may be committed to expend or be deemed to authorize for expenditure without the Purchaser’s consent;

		(ii)	surrender or abandon any of the Assets;

		(iii)	amend or terminate any agreement or instrument relating to the Assets or enter into any new agreement or commitment relating to the Assets; or

		(iv)	sell, encumber or otherwise dispose of any of the Assets or any interest therein except sales of the production of Petroleum Substances in the normal course of business, and it is understood between the Vendors and the Purchaser that if any action is required, with the Purchaser’s consent, relative to section 12(b)(i), (ii), (iii) or (iv), that the Vendors do so as the Purchaser’s agent and the Purchaser indemnifies the Vendors and its officers, directors, agents and employees therefore.

13.      Title Records

            The Vendors shall, forthwith following the date hereof, make such Title and Operating Documents, correspondence and other documents, affecting the title of the Vendors to the Assets as are in the possession of the Vendors available to the Purchaser and its authorized representatives for such inspection as the Purchaser reasonably requires in connection herewith. The Vendors shall forthwith following the execution of this Agreement use all reasonable efforts to make available to the Purchaser and its authorized representatives such records which are not in the Vendors’ possession and to which the Vendors have access rights. The Vendors will deliver such records (or, at the Vendors’ election, copies thereof) as are in or were in its possession as at the date hereof to the Purchaser promptly after Closing.

            From time to time, as soon as reasonably practicable after determination, and in any event no later than fifteen (15) Business Days before the Closing Time, Purchaser shall notify the Vendors in writing of defects and omissions in Vendors’ title to the Assets. Such notice shall include a description of each defect or omission and the interests affected thereby, the value allocated by Purchaser acting reasonably to each affected interest and the amount, in Purchaser’s opinion acting reasonably, by which the value of each affected interest has been reduced by the defect or omission. Failure to include a defect or omission in a written notice shall be deemed to be a waiver of such defect or omission for the purposes of this section 13.

            Prior to the Closing Time, the Vendors shall use all reasonable efforts to cure or rectify the defects and omissions of which Purchaser gives notice. If any such defects or omissions are not cured or removed at or prior to the Closing Time:

(a)

where the cumulative amount by which the value of the affected interests has been reduced is, in Purchaser’s opinion acting reasonably, less than 20% of the Purchase Price, Purchaser shall complete the purchase of Vendors’ interest in and to the Assets without adjustment of the Purchase Price on account of such defects or omissions;

(b)	where the cumulative amount by which the value of the affected interests has been reduced is, in Purchaser’s opinion acting reasonably, 20% or more of the Purchase Price:

	(i)	the Parties may delay Closing to a mutually agreeable time and date, in which case:

		(A)	Vendors shall make further attempts to cure or remove the uncured defects and omissions; and

		(B)	when such mutually agreeable time and date arrives, the elections pursuant to this section 13 shall once again be made;

	(ii)	Purchaser may waive the uncured defects and omissions, in which case all of Vendors’ interest in and to the Assets shall be purchased by Purchaser without an adjustment to the Purchase Price; or

(iii)

Purchaser may purchase Vendors’ interest in and to the Assets that are not affected by the uncured defects and omissions, in which case the Purchase Price shall be reduced by the value allocated by Purchaser to each affected interest; or

(c)

where the cumulative amount by which the value of the affected interests has been reduced is, in Purchaser’s opinion acting reasonably, 20% or more of the Purchase Price, in addition to the elections set out in subsection 13(b), either the Vendors or Purchaser may terminate this Agreement upon written notice to the other Party, in which case the Parties shall have no further obligation to each other hereunder, except for obligations arising pursuant to section 12.

14.	Confidentiality

(a)

Subject to section 14(b) hereof, information obtained by the Purchaser, its employees, directors, consultants or advisors, under this Agreement concerning the Assets and information contained in this Agreement shall be retained in confidence and used only for the purposes of acquisition unless and until the Closing of the purchase of such Assets, whereupon the Purchaser’s rights to use or disclose such information shall be subject to any operating, unit or other agreements that may apply thereto. Any additional information obtained by the Purchaser, its employees, directors, consultants or advisors, under this Agreement which does not relate to the Assets shall, subject to section 14(b) hereof, continue to be treated as confidential and not be used by the Purchaser without the prior written consent of the applicable Vendor. In the event that this Agreement is rescinded or terminated or the purchase and sale of the Assets is not consummated as contemplated herein, the Purchaser shall return to the Vendors all copies of documents, environmental reports information and data provided to the Purchaser, its employees, directors, consultants or advisors and shall return to the Vendors or destroy all notes, memorandums, opinions, correspondence and documents produced as a result of the Vendors disclosing the same to the Purchaser, its employees, directors, consultants or advisors.

	(b)	The restrictions on disclosure and use of information in this Agreement shall not apply to information which:

		(i)	is or becomes publicly available, other than as a result of disclosure by the Purchaser or its consultants or advisors, as identified in section 14(a) in breach of this Agreement;

(ii)

is subsequently obtained lawfully from a third party, other than a consultant or advisor of the Purchaser’s pursuant to section 14(a), which the Purchaser does not know, after reasonable inquiry, to be bound to the Vendors to restrict the use or disclosure of such information; and

		(iii)	is already in the Purchaser’s possession at the time of disclosure, as evidenced by the Purchaser’s written records.

(c)

The parties agree that any breach of this section 14 will cause irreparable harm and that money damages will not provide an adequate remedy. Accordingly, the parties agree that in the event of a breach of this section 14, the non-defaulting party shall be entitled, in addition to all other remedies available to it at law or in equity, to an injunction, order for specific performance or other appropriate order to restrain any breach or continuation of any breach. The provisions of this section 14 shall survive any rescission or termination of this Agreement.

15.      Conveyances

            The Purchaser shall prepare, execute and deliver and the Vendors shall execute at or prior to Closing, a general conveyance in respect of the Assets and such other transfers, assignments and conveyances as may be reasonably required by the Purchaser to transfer the Assets and all assignment and novation agreements. It shall not be necessary for any documents requiring third party execution to have been executed prior to or at Closing by parties thereto other than the Vendors and the Purchaser. After Closing, the Vendors shall cooperate with the Purchaser in its procurement of the execution of such documents and any substitutions, amendments or replacements thereof by the parties thereto other than the Vendors and the Purchaser. After Closing, the Purchaser shall use all reasonable efforts to become, as soon as reasonably practicable, the recognized and beneficial holder of the Assets in the place and stead of the Vendors.

16.      Vendor’s Representations

            The Vendors hereby jointly and severally represent, warrant and covenant to and with the Purchaser that:

(a)

Standing: In the case of [Redacted – Name of Party] and [Redacted – Name of Party], it is a limited partnership validly existing, in the case of [Redacted – Name of Party], it is a limited liability corporation validly existing, and in the case of [Redacted – Name of Party], it is a corporation validly existing, and in the case of [Redacted – Name of Party], [Redacted – Name of Party], [Redacted – Name of Party] and [Redacted – Name of Party], is in good standing under the laws of its jurisdiction of incorporation and is registered to do business under the laws of the jurisdictions in which the Assets are located;

(b)

Requisite Authority: the Vendors have all requisite power and authority to enter into this Agreement and to perform their obligations under this Agreement and have taken all corporate action necessary to authorize the sale of the Assets in accordance with this Agreement;

(c)

No Conflicts: the consummation of the transaction contemplated herein will not violate or be in conflict with any provision of any agreement or instrument to which the Vendors are a party or are bound and of which they have knowledge, or any judgment, law, decree, order, statute, rule or regulation applicable to the Vendors, except requirements of Title and Operating Documents to obtain consents which cannot unreasonably be withheld by third parties who hold interests in the Assets;

(d)	Title: the Vendors do not warrant title to the Assets but that the Vendors do represent and warrant that:

(i)

Acts: they have done no act or thing whereby the Vendors’ title to any Assets may be cancelled or determined, and the Assets will at the Closing Date be free and clear of all liens, encumbrances and adverse claims created by, through or under the Vendors except for the Permitted Encumbrances;

(ii)

Knowledge of Default: they do not have knowledge of, and have not been informed of, any default or notice of default under any agreement, statute, rule, regulation, order, judgment, declaration or by-law relating to the Assets, except as have been disclosed in writing by the Vendors to the Purchaser prior to the Closing;

(iii)

Third Party Claims: they have not received notice from any Third Party claiming an interest in and to the Assets adverse to the interest of the Vendors and the Vendors have no reason to believe that any such claim may be made;

(iv)	Mutual Interest Claims: there are no active areas of mutual interest provisions in any of the Title Documents or other agreements or documents to which the Assets are subject.

(v)

Quiet Enjoyment: subject to the Title and Operating Documents and to the rents, covenants, conditions and stipulations in the Leases and on the lessee’s or holder’s part thereunder to be paid, performed and observed, the Purchaser may enter into and upon, hold and enjoy the Assets for the residue of their respective terms, and all renewals or extensions thereof for the Purchaser’s own use and benefit without any lawful interruption of or by the Vendors or any other person whomsoever claiming by, through or under the Vendors, except pursuant to or in respect of the Permitted Encumbrances;

(vi)

Payment of Taxes and Royalties: to the knowledge of the Vendors, all royalties and, all ad valorem, property, production, severance and similar taxes and assessments, based on or measured by the ownership of the Assets or the production of Petroleum Substances from the Lands or the receipt of proceeds therefrom, payable by the Vendors to the Closing Date and for all prior years have been paid and discharged;

(vii)

Production Penalty: to the knowledge of the Vendors, the Wells are not subject to a production penalty whereby the production proceeds allocable to the Vendors’ interest are payable to a third party until an amount calculated in respect of certain costs and expenses paid by such third party are recovered by such third party, except as disclosed in Schedule “A” hereto;

(viii)

Good Standing Under Agreements: the Vendors are not in breach of any of the obligations under any agreements and instruments having application to the Assets to which they are a party or by which they are bound, which could have a material adverse effect on the Assets;

(ix)

Reduction of Interest: except as disclosed in Schedule “A” hereto, the Petroleum and Natural Gas Rights are not subject to reduction by virtue of the conversion or other alteration of the interest of any third party under existing agreements created by, through or under it or of which it has knowledge;

(e)

Execution and Enforceability of Documents: this Agreement has been, and all documents executed and delivered by the Vendors pursuant hereto shall be, duly executed and delivered by it, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Vendors enforceable against the Vendors in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditor’s rights generally and the discretionary nature of equitable remedies and defences;

(f)

Finder’s Fee: the Vendors have not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees in respect of the transaction contemplated herein for which the Purchaser shall have any obligation or liability;

(g)

No Lawsuits or Claims: there are no claims, proceedings, actions or lawsuits in existence, or to the knowledge of the Vendors contemplated or threatened against the Vendors with respect to the Assets, except as have been disclosed in writing to the Vendors by the Purchaser prior to the Closing;

(h)	Canadian Resident: the Vendors are all residents of Canada for the purposes of the Act;

(i)

Financial Commitments: in respect of the Assets, there are no financial commitments of the Vendors which are in excess of $10,000.00 and which are due as of the date hereof or which may become due by virtue of matters occurring or arising prior to the date hereof;

(j)

Operations: to the knowledge of the Vendors with respect to those Assets which they do not operate, such Assets have been maintained and operated in a good and workmanlike manner and to the knowledge of the Vendors all the wells operated by the Vendors have been drilled, completed, shut in, abandoned, suspended and operated, as the case may be; in accordance with the applicable laws, rules, regulations, orders and lawful directions of governmental or other competent authorities;

(k)

Environmental Claims: the Vendors have not received any notice nor has any knowledge of any claim or basis for claim by any third party (including governmental authorities) of pollution or other environmental damage arising from any operations with respect to the Assets or of any claim requesting that any action be taken to prevent pollution or other environmental damage from any operations with respect to the Assets and to the knowledge of the Vendors, the Vendors are not aware of any fact or circumstance that may give rise to any of the foregoing;

(l)

Documents Not Withheld: The Vendors have not knowingly withheld nor will they knowingly withhold from the Purchaser any documents which are to be made available to the Purchaser pursuant to this Agreement including any document which would affect or would reasonably be expected to affect the title of the Vendors to the Assets.

            The Vendors makes no representations or warranties except as expressly set forth in this section and in particular, and without limiting the generality of the foregoing, the Vendors hereby expressly negate any representations or warranties, whether contained in any information memorandum or otherwise, made by each of them or their agents, servants or employees with respect to:

(i)	the quality, quantity, recoverability or rate of production of Petroleum Substances within or under the Lands or any lands pooled therewith;

(ii)	the value of the Assets or the future cash therefrom;

(iii)	the quality, condition, fitness or merchantability of the Tangibles; and

(iv)	any engineering, geological or other interpretation or economic evaluation with respect to the Assets.

            The Purchaser acknowledges and confirms that it has not relied on advice from the Vendors with respect to the matters specifically enumerated in the immediately preceding paragraph in connection with the purchase of the Assets pursuant hereto.

17.	Purchaser’s Representations

The Purchaser hereby represents, warrants and covenants to and with the Vendors that:

(a)

Standing: it is a corporation validly existing and in good standing under the laws of its jurisdiction of incorporation and is registered to do business under the laws of the jurisdictions in which the Assets are located;

(b)

Requisite Authority: it has all requisite corporate power and authority to enter into this Agreement and to perform its obligations under this Agreement and has taken all corporate action necessary to authorize the purchase of the Assets in accordance with this Agreement;

(c)

No Conflicts: to the Purchaser’s knowledge, the consummation of the transaction contemplated herein will not violate or be in conflict with the provisions of any agreement or instrument to which the Purchaser is a party or is bound and of which the Purchaser has knowledge, or any judgment, law, decree, order, statute, rule or regulation applicable to the Purchaser;

(d)

Execution and Enforceability of Document: this Agreement has been, and all documents executed and delivered by the Purchaser pursuant to this Agreement shall be, duly executed and delivered by it, and this Agreement does, and such documents will, constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditor’s rights generally and the discretionary nature of equitable remedies and defences;

(e)

Finder’s Fee: it has not incurred any obligation or liability, contingent or otherwise, for broker’s or finders’ fees in respect of the transaction contemplated herein for which the Vendors shall have any obligation or liability; and

(f)	Investment Canada: it is not a “non-Canadian” for the purposes of the Investment Canada Act.

18.      No Merger

            There shall not be any merger of any covenant, representation or warranty in this Agreement or in any assignment, conveyance, transfer or document delivered pursuant hereto notwithstanding the Closing of this transaction or any rule of law, equity or statute to the contrary and all such rules are hereby waived.

19.      Breach

            The covenants, representations and warranties of the parties hereto set forth in sections 16 and 17 shall be true or performed as the case may be at the Closing Date or, if it is to be performed after the Closing Date, shall be complied with after the Closing Date, but no claim or action commenced in respect of a breach of any such covenant, representation or warranty shall be made unless the party making the claim or prosecuting the action has given written notice of such claim (including reasonable particulars of the misrepresentation or breach) to the other party hereto within the period of one (1) year from the Closing Date.

20.      Survival of Covenants

            Notwithstanding anything to the contrary herein expressed or implied, the covenants, representations and warranties set forth in sections 16 and 17 are relied upon by the Purchaser and the Vendors respectively as being true on the date hereof and on the Closing Date and, notwithstanding the Closing or deliveries of covenants, representations and warranties in any other agreements at Closing or prior or subsequent thereto, the covenants, representations and warranties set forth in sections 16 and 17 hereof shall survive Closing for the benefit of the parties hereto, subject to sections 21 and 23 hereof.

21.      Limitations

            Notwithstanding anything in this Agreement to the contrary, the Purchaser shall have no remedy or cause of action against the Vendors for breach of covenant or claim for indemnity for any circumstance, matter or thing actually known to the Purchaser as at the Closing Date and the liability of the Vendors to the Purchaser for the breach of the covenants and claims for indemnity in this Agreement and any document collateral hereto shall not, in the aggregate, exceed an amount equal to the Purchase Price. The covenants of the Vendors and the Purchaser made herein or pursuant hereto are made for the exclusive benefit of the Purchaser and the Vendors, as the case may be, and are not transferable and may not be made the subject of any right of subrogation in favour of any other person.

22.      Obligations

            On and after the Closing Date, the Purchaser shall be bound by, observe and perform as they become due all covenants, obligations and liabilities in respect of the Assets, including without limitation the payment of royalties under the Leases and the performance of obligations under the Title and Operating Documents.

23.      Vendors’ Closing Conditions

            The obligation of the Vendors to complete the sale of the Assets pursuant to this Agreement is subject to the satisfaction at or prior to the Closing Date of the following conditions precedent:

(a)

Warranties True: all representations and warranties of the Purchaser contained in this Agreement shall be true in all material respects on the Closing Date and the Purchaser shall have performed and satisfied all obligations required by this Agreement to be performed and satisfied by the Purchaser on or prior to the Closing Date;

(b)

Certificate: the Vendors shall have received a certificate dated as of the Closing Date, executed by an officer of the Purchaser, to the effect that the statements made in section 17 are true in all material respects at and as of the Effective Date and the Closing Date;

(c)	Payment: the Purchaser shall have tendered to the Vendors in the form stipulated herein the total amount payable to the Vendors pursuant hereto at the Closing Date;

(d)	Executions by the Purchaser: the Purchaser shall have executed, and tabled at Closing all documents required under section 15; and

(e)

Approval of Well Licence Transfers: the Purchaser will ensure that the transfer of well licences pertaining to the wells which are currently in the name of the Vendors, as noted on Schedule “B”, will be registered with the appropriate government agency in a timely manner and that any deposit of monies required on the part of the Purchaser by that/those government agency/agencies for transfer of the well licences will be paid by the Purchaser.

            The foregoing conditions shall be for the benefit of the Vendors and may, without prejudice to any of the rights of the Vendors hereunder (excluding reliance on or enforcement of any representations, warranties or covenants dealing with the subject of or similar to the condition waived), be waived by it in writing, in whole or in part, at any time. In case any of the said conditions shall not be complied with, or waived by the Vendors, at or before the Closing Date, the Vendors may rescind or terminate this Agreement by written notice to the Purchaser.

24.      Purchaser’s Closing Conditions

            The obligation of the Purchaser to complete the purchase of the Assets pursuant to this Agreement is subject to the satisfaction, at or prior to the Closing Date, of the following conditions precedent:

(a)

Warranties True: all representations and warranties of the Vendors contained in this Agreement shall be true in all material respects on the Closing Date and the Vendors shall have performed and satisfied all obligations required by this Agreement to be performed and satisfied by the Vendors at or prior to the Closing Date;

(b)	Certificate: the Purchaser shall have received a certificate dated as of the Closing Date, executed by an officer of each of [Redacted – Name of Party], [Redacted

– Name of Party], [Redacted – Name of Party] and [Redacted – Name of Party] and by [Redacted – Name of Party] in his personal capacity, to the effect that the statements made in section 16 are true in all material respects at and as of the Effective Date and the Closing Date;

(c)	Conveyances: the Vendors shall have tendered to the Purchaser documents and materials satisfying the Vendor’s obligations pursuant to section 15 hereof;

(d)

Damage: no damage to or alteration of the Assets shall have occurred between the Effective Date and the Closing Date which in the reasonable opinion of the Purchaser has materially and adversely affected the aggregate value of the Assets;

(e)

Discharges: at Closing, the Vendors shall have delivered to the Purchaser registrable discharges of all of the Security Interests, or alternatively a written statement of the secured party thereunder confirming that it has no further interest in the Assets and that it undertakes, at the expense of the Vendors, to do all further things as the Purchaser may reasonably request for the purpose of more fully effecting the release and discharge of the Security Interests; and

(f)

Files and Documents: the Vendors shall deliver to Purchaser promptly after Closing the original copies of the Leases, contracts, agreements, correspondence, records, books, documents, licences, permits, approvals, reports and data comprising the Miscellaneous Interests which are now in the possession of Vendors or of which it gains possession prior to Closing.

            The foregoing conditions shall be for the benefit of the Purchaser and may, without prejudice to any of the rights of the Purchaser hereunder (excluding reliance on or enforcement of any representations, warranties or covenants dealing with the subject of or similar to the condition waived), be waived by it in writing, in whole or in part, at any time. In case any of the said conditions shall not be complied with, or waived by the Purchaser, at or before the Closing Date, the Purchaser may rescind and terminate this Agreement by written notice to the Vendors.

25.      Indemnity

(a)

Subject to section 29, the Vendors shall, jointly and severally, remain liable for, and shall indemnify the Purchaser from and against, all losses, costs, claims, damages, expenses or liabilities suffered, sustained, paid or incurred by the Purchaser arising out of or pertaining to a breach of the representations, warranties and covenants of the Vendors contained herein and the Purchaser shall be liable for and shall indemnify the Vendors from and against all losses, costs, claims, damages, expenses or liabilities suffered, sustained, paid or incurred by the Vendors arising out of or pertaining to the Assets occurring subsequent to the Closing Date; excepting, in each case, to the extent that such liabilities are reimbursed by insurance, are caused by the party claiming indemnity or are adjusted pursuant to section 9. Such indemnities shall be deemed to apply to all assignments, transfers, conveyances, novations and other documents conveying the Assets to the Purchaser notwithstanding the actual terms thereof. Such indemnities shall extend to legal costs on a solicitor and client basis. Nothing contained in this section shall impose any liability on the Vendors for losses, costs, claims, damages, expenses or liabilities suffered, sustained, paid or incurred by the Purchaser as a result of a failure or a defect in title to any of the Assets or any matter or thing which is the subject of any representation, warranty or covenant in section 16, however, nothing in this section shall diminish any right of the Purchaser to make a claim in respect of a breach of the Vendor’s covenants, representations and warranties contained in section 16;

(b)

The Purchaser shall not be entitled to any indemnification in respect of any matter or thing which is the subject of the indemnity in subsection 26(i) unless it shall have given written notice of its claim for indemnification (including reasonable particulars of the claim), within one (1) year of the Closing Date;

(c)

Notwithstanding anything to the contrary in this Agreement, whether express or implied, any and all cost, expense or revenue revisions resulting from Crown royalty audits for the Assets relating to the period prior to the Effective Date (for which audit queries are outstanding at the Closing Date or that occur after the Closing Date) shall, if the Purchaser receives or makes a payment as a result of the audit, be adjusted by payments to the Purchaser by the Vendors or vice versa, as the case may be, promptly upon the revisions being ascertained.

26.      Liability for Environmental Damage and Reclamation Costs

The Purchaser acknowledges that it is acquiring the Assets on an “as is” basis with respect to environmental condition, as of the Closing Date. The Purchaser acknowledges that it is familiar with the condition of the Assets, including the past and present use of the Lands and the Tangibles, that the Vendors have provided the Purchaser with a reasonable opportunity to inspect the Assets at the sole cost, risk and expense of the Purchaser (insofar as the Vendors could reasonably provide such access) and that the Purchaser is not relying upon any representation or warranty of the Vendors as to the condition, environmental or otherwise, of the Assets, except as is specifically made pursuant to section 16. Provided that Closing has occurred, the Purchaser further agrees that, it shall:

(i)	be solely liable and responsible for any and all losses, costs and damages and expenses which the Vendors may suffer, sustain, pay or incur; and

(ii)

indemnify and save the Vendors and their directors, officers, servants, agents and employees harmless from any and all claims, liabilities, actions, proceedings, demands, losses, costs, damages and expenses whatsoever which may be brought against or suffered by the Vendors, its directors, officers, servants, agents or employees or which they may sustain, pay or incur;

as a direct or indirect result of any matter or thing arising out of or resulting from, attributable to or connected with any environmental liabilities pertaining to the Assets, or any of them, including, without limitation, damage from or removal of hazardous or toxic substances, cleanup, well abandonment and reclamation no matter whether such environmental liability occurred before or after the Effective Date. Once Closing has occurred, the Purchaser shall be solely responsible for such environmental liabilities respecting the Assets including the abandonment of the Wells and the reclamation obligations pertaining thereto as between the Vendors and the Purchaser, and hereby releases the Vendors from any claims the Purchaser may have against the Vendors with respect to all such liabilities and responsibilities. Nothing in the section, however, shall operate either to limit any representation or warranty made by the Vendors pursuant to section 16 or to affect the Purchaser’s right to make claim against the Vendors for the breach of such a representation or warranty.

27.      Remedies Cumulative

            No reference to or exercise of any specific right or remedy by a party hereunder shall prejudice or preclude such party from exercising or invoking any other remedy in respect thereof, whether allowed at law or in equity or expressly provided for herein. No such remedy shall be exclusive or dependent upon any other such remedy but each party may exercise any one or more of such remedies independently or in combination.

28.      Further Assurances

            At the Closing and thereafter as may be necessary and without further consideration, the parties hereto shall execute, acknowledge and deliver such other instruments and shall take such other action as may be necessary to carry out their respective obligations under this Agreement.

29.      No Merger

            The covenants, representations, warranties and indemnities contained in this Agreement shall survive Closing and shall not merge in any assignments, conveyances, transfer or other documents executed and delivered at or after Closing, notwithstanding any rule of law, equity or statute to the contrary and such rules are hereby waived.

30.      Public Announcements

            Other than as required by applicable securities laws or stock exchange requirements, prior to Closing, the Purchaser shall not release Vendors’ identity in any public information release concerning this Agreement and the transactions herein provided for without the prior written consent of each Vendor which will not be unreasonably withheld. Nothing contained herein shall prevent either party at any time from furnishing information to any governmental agency or regulatory authority or to the public if required by applicable law provided that the parties shall advise each other in advance of any public statement which they propose to make regarding the said transactions. Nothing herein contained shall prevent the Vendors from furnishing information relating to the said transaction or the identity of the Purchaser in connection with preferential rights of purchase, rights of first refusal, similar restrictions and the procurement of the consent of its lenders.

31.      Signs and Notifications

            After Closing, the Vendors may remove any signs which indicate the Vendors’ ownership or operation of the Assets. It shall be the responsibility of the Purchaser, where necessary, to erect or install any signs that may be required by governmental agencies indicating the Purchaser to be the operator of the Assets and to notify other working interest owners, gas purchasers, suppliers, contractors, governmental agencies and any other person of the Purchaser’s interest in the Assets.

32.      Governing Law

            This Agreement shall, in all respects, be subject to and be interpreted, construed and enforced in accordance with the laws in effect in the Province of British Columbia. Every party hereto accepts the jurisdiction of the Courts of British Columbia and all courts of appeal therefrom.

33.      Invalidity of Provisions

            In case any of the provisions of this Agreement shall be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

34.      Waiver

            No waiver by any party of any breach (whether actual or anticipated) of any of the terms, conditions, representations or warranties contained herein shall take effect or be binding upon that party unless the waiver is expressed in writing under the authority of that party. Any waiver so given shall not in any way be affected or impaired thereby.

35.      Time

            Time shall be of the essence in this Agreement.

36.      Notices

            The address for service and the fax numbers of the parties hereto shall be as follows:

Purchaser:

DEJOUR ENERGY (ALBERTA) LTD.
c/o Dejour Energy Inc.
Ste. #598 – 999 Canada Place
Vancouver, B.C. V6C 3E1

Attention:        Chief Financial Officer
Fax:                    (604) 638-5051

Vendors:

[REDACTED – NAME OF PARTY].

[Redacted – Address of Party]

Attention:        [Redacted – Contact Name]
Fax:                   [Redacted – Fax Number]

[REDACTED – NAME OF PARTY].

[Redacted – Address of Party]

Attention:        [Redacted – Contact Name]
Fax:                   [Redacted – Fax Number]

[REDACTED – NAME OF PARTY].

[Redacted – Address of Party]

Attention:        [Redacted – Contact Name]
Fax:                   [Redacted – Fax Number]

[REDACTED – NAME OF PARTY].

[Redacted – Address of Party]

Attention:        [Redacted – Contact Name]

[REDACTED – NAME OF PARTY].

[Redacted – Address of Party]

Attention:        [Redacted – Contact Name]

            All notices, communications and statements required, permitted or contemplated hereunder shall be in writing, and shall be deemed to be sufficiently given and received if:

(a)

By personal service on the other party hereto during the normal business hours of that party at the relevant address set forth above, in which case the items so served shall be deemed to have been received by that party when personally serviced; or

(b)

By facsimile transmission to the other party hereto to the relevant fax number set forth above, in which case the item so transmitted shall be deemed to have been received by that party when transmitted.

            Any party hereto may from time to time change its address for service or its fax number or both by giving written notice to the other parties.

37.      Prior Agreements and Amendments

            This Agreement shall supersede and replace any and all prior agreements between the parties hereto relating to the sale and purchase of the Assets and may be amended only by written instrument dated subsequent to the date hereof, executed by a duly authorized representative of each party.

38.      Entire Agreement

            This Agreement states the entire agreement between the parties hereto. This Agreement supersedes all other agreements, documents, writings and verbal understanding among the parties relating to the subject matter hereto.

39.      Enurement

            This Agreement shall be binding upon and shall enure to the benefit of the parties hereto and their respective heirs, executors, successors and permitted assigns.

40.      Counterpart

            This Agreement may be executed by facsimile or PDF and in as many counterparts as are necessary and all executed counterparts together shall constitute one Agreement.

41.      Assignment

            This Agreement shall not be assignable by the Purchaser without the Vendor’s prior written consent.

Remainder of this Page Intentionally Left Blank.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

[REDACTED – NAME OF PARTY]	[REDACTED – NAME OF PARTY]

Per:	Per:

Name:	Name:
Title:	Title:

DEJOUR ENERGY (ALBERTA) LTD.

Per:

[REDACTED – NAME OF PARTY]	Name:
Title:

[REDACTED – NAME OF PARTY]	DEJOUR ENERGY INC.

Per:	Per:

Name:	Name:
Title:	Title:

[REDACTED – NAME OF PARTY]

Per:

Name:
Title:

SCHEDULE “B”
Well List

Attached to and forming part of a to an Agreement of Purchase & Sale between Vendors and Purchaser

Drake	A-014-L/094-H-01 (gas)
Drake	D-024-L/094-H-01 (gas)
Drake	A-016-L/094-H-01 (gas)
Drake	A-026-L/094-H-01 (gas)

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

Woodrush	D-091-H/094-H-02 (oil)
Woodrush	A-001-I/094-H-02 (oil)
Woodrush	A-080-E/094-H-01 (gas)
Woodrush	A-B001-I/094-H-02 (oil)